ITAÚ UNIBANCO HOLDING S.A. PUBLIC DISCLOSURE VERSION POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES (GLOBAL) 1. GENERAL PRINCIPLES Scope 1.1. The Securities Trading Policy (“POLICY”) sets guidelines and procedures to be followed by the Company and persons related to the company, as per the provision in item 2.1, for the trading of securities issued by the Company and its controlled companies issued in Brazil, or indexed to them, and for the disclosure of the information provided for in item 6 below, in accordance with CVM Resolution No. 44/21, as amended, thereby ensuring to all stakeholders transparency in the trading of such securities, without privileging some to the detriment of others. Implementation of the POLICY 1.2. Overall implementation of the POLICY is the responsibility of the Investor Relations Officer. Disclosure and Trading Committee 1.3. The Disclosure and Trading Committee is chaired by the Investor Relations Officer and composed of at least five (5) and at most ten (10) members nominated by the Investor Relations Officer from among the members of the Board of Directors, Committees and the Board of Officers of the Company and its controlling stockholders and controlled companies, and meets on a quarterly basis or whenever convened by the Investor Relations Officer. 1.3.1. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee: a) advise the Investor Relations Officer; b) revise it and recommend applicable amendments to the Board of Directors; c) resolve upon any questions about the interpretation of its wording; d) determine all necessary measures for its disclosure and dissemination; including among the Company’s employees; e) assist the Investor Relations Officer in investigations and decisions associated with cases of violation, bringing violations to the attention of the Ethics and Integrity Committee and the Board of Directors, as applicable; f) analyze the content of replies to any official enquiries from regulatory and self-regulatory entities; and g) propose solutions to the Investor Relations Officer for any cases of omission or exceptions. Definition of “Security” 1.4. The concept of Security mentioned in this POLICY covers, although not exhaustively, common or preferred shares, American Depositary Receipts (ADRs), Depositary Receipts (DRs), investment fund or club units that have, in their portfolio, predominantly under item 1.4.1, securities issued by the Company, its controlled companies or controlling company, debentures, commercial notes and promissory notes, subscription warrants, subscription receipts and rights, futures and options contracts and other derivatives indexed to any of these Securities. 1.4.1. For the purpose of the previous item, investment club or fund units are those whose regulation determines that its portfolio be composed, at a level equal to or higher than nine-five percent (95%), of shares issued by the Company, its controlled companies or its controlling company, and/or by securities issued by these companies, and/or derivatives indexed to them. 2. PERSONS BOUND BY THE POLICY List of persons bound by the POLICY

2.1. The following are deemed Bound Persons subject to the POLICY: a) directly or indirectly controlling stockholders with exclusive or shared control, officers and members of the Board of Directors, Supervisory Council and any bodies with technical or advisory duties that may have been created in compliance with the Company’s Bylaws; b) the members of the statutory bodies of companies (i) that directly or indirectly control the Company; and (ii) in which the Company is the sole direct or indirect controlling stockholder, provided that the company for which they were elected does not have its own securities trading policy (subitem 8.1); c) any person who, by virtue of their job, duties or position in the Company, its controlling company or in controlled companies or affiliates may have cognizance of any material information; d) the spouse or partner or any other dependent included in the Income Tax Annual Adjustment Statement of the persons listed in letters “a” and “b”, including during the three (3)-month period after the date of their resignation or dismissal; additionally, for the trading of ADRs, people residing in the household of the persons included in letters “a” and “b” will also be deemed family members, including during a six (6)- month period after the date of their resignation or dismissal; e) the persons listed in letters “a”, “b” and “c” of this subitem who leave the Company or companies in which the Company is the sole controlling stockholder, for a period of three (3) months from the date of such leave; and f) any former management members of the Company or its direct or indirect controlled companies who had been expatriated, as well as their respective spouses or partners and any other dependents included in the Income Tax Annual Adjustment Statement, including for a period of three (3) months after the date of their dismissal from the company to which they were expatriated. 2.1.1. The following parties are equivalent to Bound Persons: a) companies or other institutions or entities of which the Bound Persons are the sole stockholders or whose business decisions such Persons may be able to influence; b) the investment funds in which Bound Persons influence the former’s trading decisions; c) any legal entity directly or indirectly controlled by the Bound Persons; and d) any person who may have had access to information regarding any material act or fact, whether or not through any Bound Person. 2.1.2. Clarification on third-party fund management by Conglomerate companies a) The trading restrictions mentioned in this policy, including the restriction described in item 3.4, do not apply to the investment funds discretionally managed by Itaú Unibanco conglomerate companies, consisting of all the companies controlled by Itaú Unibanco Holding engaging in third-party securities portfolios’ management operations, in accordance with CVM Resolution No. 21/21, or any other that may replace it (“Portfolio Management”). This exclusion applies to any investment funds, except in the case of item 2.1.1. “b”. 3. TRADING RESTRICTIONS 3.1. Restrictions on trading prior to and subsequent to the disclosure of a material act or fact The Company and the Bound Persons may not trade securities issued by the Company or its controlled companies issued in Brazil, or indexed to them, from the date a material act or fact becomes known until and including the date of its disclosure to the market. 3.1.1. In the course of the Company’s activities, except for internal restructurings, feasibility analyses and corporate optimization operations not material to the Conglomerate, the Officers involved in the operations shall be responsible for signaling to the Investor Relations Officer the beginning of studies related to corporate restructuring operations that have materiality and capacity to influence the prices and trading of securities issued by the Company. As soon as the Chief Executive Officer and/or members of the Executive Committee request(s) that a topic with these characteristics be more explored and studied, the Officers and their teams involved will be prevented from trading in securities issued by the Company.

3.1.2. The restriction referred to in subitem 3.1 also apply to those persons who have a commercial, professional or trust relationship with the Company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system, who are incumbent upon checking for the disclosure of information before trading. 3.1.3. The Investor Relations Officer may decide to extend the restriction referred to in subitems 3.1 and 3.1.1 beyond the date on which the material information is disclosed to the market, whenever, in their judgment, such trading of securities may harm the Company or its stockholders. Exceptional restriction periods 3.2. Regardless of any justification or the existence of any as yet undisclosed material act or fact, the Investor Relations Officer may determine some periods during which the Company and Bound Persons may not trade securities issued by the Company or its controlled companies issued in Brazil, or indexed to them. The Bound Persons must maintain confidentiality regarding such periods. 3.2.1. The Investor Relations Officer may recommend exceptional restriction periods for trading as provided for in subitem 4.1. of the Individual Investment or Divestment Plans. Other possible trading restrictions 3.3. The following will also be restricted: 3.3.1. To the Bound Persons, the acquisition of or divestment in securities issued by the Company issued in Brazil or abroad, or indexed to them, before one hundred and eighty (180) days after the last divestment in or acquisition of securities on a stock exchange or an over-the-counter market, respectively. 3.3.1.2. Receipts by means of inheritance will not be subject to the rule in the aforementioned item. 3.3.1.3. The Investor Relations Officer may, in individual cases, after consulting with the Disclosure and Trading Committee and the Board of Directors, reduce this period, provided that, in any case, the provisions in items 3.4. and 3.5. are observed. 3.3.2. To Bound Persons, the lending of shares or any other security issued by the Company in Brazil, or indexed to it. 3.3.2.1. The restriction outlined in item 3.3.2 does not extend to the company itself. 3.3.3. To Bound Persons, operations of any nature including put or call options of shares issued in Brazil by the Company or its controlled companies, the sale of shares issued by the Company in the Forward Market, and the trading of shares issued by the Company in the Futures Market. 3.3.4. To Bound Persons, trading during the period from the date a decision is made by the proper corporate body to increase capital, distribute dividends, pay bonus on shares or assets indexed to them, approve share splits, reverse splits and subscriptions to the date of publication of the respective notices or announcements. 3.3.5. The trading of ADRs is subject to the provisions of U.S. regulations and, therefore, may be subject to additional conditions and restrictions. The Compliance department is to be contacted in these cases. Restrictions on trading prior to and subsequent to the disclosure of the Company’s financial statements 3.4. In accordance with Article 14 of CVM Resolution No. 44, of August 23, 2021, restrictions on trading also apply to a period of fifteen (15) days prior to (i) the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of the public notice that places it at the disposal of stockholders, in accordance with the disclosure schedule for the current year, regardless of (a) the knowledge, by the Bound Persons, of the content of the Company’s quarterly (ITR) and annual (DPF)

financial information, (b) the assessment as to the existence of material information pending disclosure, or (c) the intention in relation to the trading. In order for information to be disseminated throughout the market before possible trading by Bound Persons, or in the event of preliminary or anticipated financial information is disclosed by the Company, the trading restriction related to items (i) and (ii) must comply with the rules and additional deadlines below: (i) If the disclosure occurs at night, that is, after the trading session closes, trading restriction will also apply on the following day. (ii) If the disclosure occurs in the morning, that is, before the trading session opens, trading restriction will apply, whenever possible, at least one (1) hour in advance, and it will remain during the day of disclosure or publication. The trading of ADRs is subject to the provisions of U.S. regulations and, therefore, may be subject to additional conditions and restrictions. The Compliance department is to be contacted in these cases. Restrictions on trading of shares by the company itself 3.5. The Company may not acquire shares to be held in in treasury in the circumstances provided for in subitems 3.1, 3.2 and 3.4. 3.5.1. Except if previously approved by the general stockholders’ meeting, the Company may not acquire shares to be held in treasury outside of organized securities markets whenever the counterparty is a company’s related-party, as set out in the accounting rules that address this matter. 3.5.2. The Company’s Board of Directors may neither resolve upon the purchase or sale of shares issued by the Company itself should there be studies in progress aimed at the transfer of the Company’s stockholding control or should any option or mandate for the same purpose has been granted, or should there be the intention to carry out any takeover, total or partial spin-off, merger or corporate change or restructuring of the Company, and for as long as the operation has not been made public through the disclosure of a material fact. Cases of authorized trading operations 3.6. The restrictions contained in this POLICY do not apply, except for the cases in the blackout periods, as provided for in subitem 3.4, to: 3.6.1. The purchase of shares held in treasury, by means of a private trading operation, arising from the exercise of options within the scope of a stock purchase options program and the grant of shares within the scope of share-based payment programs, in either case as authorized at a general stockholders’ meeting; 3.6.2. The purchase of shares by Bound Persons aimed at allocating funds to the Company’s stock-based payment programs, provided that this happens within the investment periods previously established by the company and that the institutional rules of these programs are complied with. 3.6.3. The exercise of pre-emptive subscription rights associated with shares previously acquired; and 3.6.4. The sale of securities arising from the exercise of pre-emptive subscription rights, provided that the securities that gave rise to the right had been in a portfolio for at least one hundred and eighty (180) days. 3.7. The restrictions contained in this POLICY do not apply, except in the period provided for in subitem 3.4, to: 3.7.1. The trading of fixed income securities issued by the Company and its controlled companies issued in Brazil, or indexed to them, in the context of operations with combined repurchase commitments by the seller and resale by the buyer, for settlement on a preset date, prior to or equal to the maturity of the securities subject to the operation, carried out with profitability or predefined yield parameters, as regulated by the National Monetary Council; 3.7.2. If the proprietary trading operation in question is carried out within the scope of the Dividend Reinvestment Program – DRP; and 3.7.3. The trading carried out by the Company and legal entities comprising its economic group, carried out in the normal course of its business as a financial institution, such as, but not limited to (i) the issue and trading of bank funding instruments covered by the POLICY, provided that the applicable laws and regulations are complied with; (ii) trading in derivative instruments whose underlying is not a security issued by the Company or its controlled companies issued in Brazil under the terms of applicable laws and regulations; and (iii) trading in securities issued by the Company and its controlled companies issued in Brazil, including derivatives backed by such securities, provided that the trading is carried out in the context of the provision of intermediation services to meet external demands (e.g., client or counterparty request) and does not generate directional exposure of the Company (or its related company that carried out the trade) to said securities, subject to, accordingly, the parameters and controls defined in internal manuals of the company or its related company that carries out the trade. 4. INDIVIDUAL INVESTMENT OR DIVESTMENT PLAN 4.1. The persons mentioned in letters “a”, “b”, “c”, and “e” of subitem 2.1. may have a single individual investment or divestment plan (“Individual Investment or Divestment Plan”) by means of which the trades of securities, except for ADRs, in the periods provided for in subitems 3.1., 3.3.1., 3.3.2. and 3.3.3., will be allowed, provided that: 4.1.1. The Individual Investment or Divestment Plan has a minimum duration of three (3) months and is formalized in writing to the Investor Relations Officer before the completion of any trading operations; 4.1.2. The dates and amounts or numbers of trades to be carried out is irrevocably and unconditionally set; and 4.1.3. It provides for a minimum period of three (3) months for the Individual Investment or Divestment Plan itself, and any amendments to and cancellations of, to become effective. 4.2. The Individual Investment or Divestment Plan may allow for the trading operation in the period provided for in item 3.4. provided that, in addition to complying with the provisions in items 4.1.1. to 4.1.3: 4.2.1. The Company has approved the schedule establishing specific dates for the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information; and 4.2.2. It binds the participant to return to the Company any losses prevented or gains accrued from the trading of shares issued by the Company, arising from any change in the dates of the disclosure of the Company’s quarterly (ITR) and annual (DPF) financial information, determined by means of reasonable criteria established in the Individual Investment or Divestment Plan itself. 4.3. The Investor Relations Officer shall assess and provide comments on the applicability of the Individual Investment or Divestment Plan in the light of regulations in force, and they may refuse to file it at the Company should it fail to be in compliance with the POLICY or applicable legislation. 4.4. The Company’s Compliance Department will file and keep a specific and individual control of all Individual Investment or Divestment Plans, as well as report any cases of non-compliance to the Investor Relations Officer. 4.5. The Board of Directors shall verify, at least on a semiannual basis, the compliance of the trading operations carried out within the scope of the Individual Investment or Divestment Plan. 4.6. The cancellation of the Individual Investment or Divestment Plan will take place by means of either a notice from the participant or due to non-compliance with its terms. In both cases, a new Individual

Investment or Divestment Plan proposal may be submitted after a period of three (3) months from the date of the notice or non-compliance, as applicable. 4.6.1. The Disclosure and Trading Committee will request clarification from the participant in the case of non-compliance, and it also may request further clarification on the Individual Investment or Divestment Plan. 4.7. The Company, by means of the body responsible for corporate affairs, will forward the Individual Investment or Divestment Plan when so requested by regulators and self-regulators of the markets where the trading of the Company’s securities are authorized. 4.8. The participant is not allowed to carry out any operations that void or mitigate the economic effects of the operations provided for in the Individual Investment or Divestment Plan. 5. OBLIGATIONS OF BOUND PERSONS 5.1. In addition to complying with trading restrictions, Bound Persons must: 5.1.1. Maintain confidentiality of the information concerning material acts or facts of the Company or its controlled companies and refrain from using it to their own advantage or to the advantage of third parties in the securities markets, making sure that subordinates and third parties of their trust also maintain the confidentiality of such information and do not use it for their own purposes, being held jointly and severally liable with them in the event of non-compliance; and 5.1.2. Exclusively use the Conglomerate’s securities brokerage companies for trading the securities addressed in this POLICY that have, in Brazil, controls to avoid trades in the blackout periods mentioned in item 3.4. To this end, the outstanding positions involving securities issued by the Company that the Bound Persons hold with other securities brokerage companies should be transferred to the Conglomerate’s securities brokerage companies within no more than sixty (60) days after compliance with this POLICY. 5.1.3. Exclusively for the Bound Persons mentioned in subitem 2.1., (a) and (b), report to the Compliance Department any changes in the information on their spouse or partner of whom they are not judicially or extrajudicially separated and on any other dependent included in the Income Tax Annual Adjustment Statement within a period of up to fifteen (15) days after the date of the change. 6. DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DIVESTMENTS OF SIGNIFICANT STOCKHOLDINGS AND TRADING ACTIVITIES OF CONTROLLING STOCKHOLDERS AND STOCKHOLDERS Purpose 6.1. Any legal entity or individual, or group of individuals, acting together or representing a common interest, that carry out relevant trading operations, under the terms of item 6.1.1., should submit a declaration to the Company, which, in its turn, will submit it to CVM and B3 - Brasil, Bolsa, Balcão (former BMF&BOVESPA) and, if applicable, to SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange) and to any other stock exchanges and entities of the organized over-the-counter markets on which the Company’s securities are authorized to trade, containing the information required in Attachment B to this POLICY. 6.1.1. A material trade are the operation or group of operations by means of which the direct or indirect interest of the persons referred to in the main paragraph exceeds, upward or downward, the levels of five percent (5%), ten percent (10%) or fifteen percent (15%) and so on, of a type or class of share representing the Company’s capital stock. 6.1.2. The obligations provided for in subitems 6.1. and 6.1.1. also apply to the acquisition of any rights over the shares and other securities and derivative financial instruments indexed to these shares, even with no projected physical settlement.

6.1.3. In those cases where such acquisitions result in, or had been made with the intention to, change the Company’s stockholding composition or its administrative structure, as well as in those cases where such acquisitions trigger the obligation to carry out a public offering, under the terms of the applicable regulation, the acquirer must also carry out the disclosure by using, at least, the same communication channels as those usually adopted by the Company, containing the information included in Attachment B to the POLICY. 6.1.4. The communications referred to in this item 6 should be made immediately after the completion of the events provided for herein to the body responsible for corporate affairs, and the Reference Form must be updated within seven (7) business days from the date of occurrence. 7. ADHERENCE TO THE POLICY Form of adherence and body in charge 7.1. The Bound Persons should adhere to this POLICY by signing a proper instrument, in accordance with Attachment C hereto, upon their hiring, election, promotion or transfer, in which they will declare that they are aware of all the terms of the POLICY and that they undertake to comply with them. 7.1.1. The Bound Persons mentioned in item 2.1., “c”, will adhere to the POLICY and be nominated by their respective executives who are, at least, in the position of officer. The Compliance Department will validate, on an annual basis, the persons nominated by the conduct committees. 7.1.2. The registration of Bound Persons will be the responsibility of the Compliance Department. 8. CONTROLLED COMPANIES Trading Policy for Controlled Companies 8.1. Controlled companies 8.1.1 That have their own securities trading policy do not need to adhere to this POLICY. In this case, the rules provided for in such policy will be applicable to the publicly-held company and its controlled companies. 8.1.2. That do not have their own policy for trading securities must adhere to this POLICY. In this case, the rules provided for in this POLICY will be applicable to the company and its controlled companies. After the adherence is made, the terms of this POLICY will be considered the trading policy of these companies, according to the terms of CVM Resolution No. 44 of August 23, 2021. 8.2. The persons that adhere to this POLICY will also be subject to the same rules when trading securities of companies of which the Company is the sole controlling stockholder. 9. POLICY VIOLATION Sanctions 9.1. Failure to comply with this POLICY will render the violator subject to disciplinary sanctions, according to the Company’s internal rules and to those provided for in this item, without prejudice to any applicable administrative, civil or criminal sanctions. 9.1.1. It will be the responsibility of the Compliance department, with the support of the Investor Relations department, to investigate cases of POLICY violation, observing the following: a) the persons referred to subitem 2.1., “a” and “b”, will be subject to the sanctions resolved upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee and the Board of Directors, as applicable; and

b) the persons referred to in subitem 2.1, “c”, will be subject to the sanctions of warning, suspension or dismissal with cause, according to the gravity of the violation. Reporting of violations 9.2. Any person who adheres to the POLICY and becomes aware of any violation must immediately report the fact to the Disclosure and Trading Committee. This POLICY was updated by the Board of Directors on March 27, 2025.

ATTACHMENT A

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES (GLOBAL)

2026 CALENDAR

The schedule below sets forth the blackout periods for trading Itaú Unibanco Holding S.A. securities, or securities referred to them, as a result of periodic events (DFP and ITR)

Issuing companies	***Periodic events***	***Blackout Trading Periods***	***Results Disclosure Date***
ITAÚSA	Financial Statements/DFP December 31, 2025	01.20.2026 to 02.05.2026 03.01.2026 to 03.17.2026	03.16.2026
	ITR – 1st Quarter/2026	04.20.2026 to 05.12.2026	05.11.2026
	ITR – 2nd Quarter/2026	07.20.2026 to 08.11.2026	08.10.2026
	ITR – 3rd Quarter/2026	10.19.2026 to 11.10.2026	11.09.2026
ITAÚ UNIBANCO	Financial Statements/DFP December 31, 2025	01.20.2026 to 02.05.2026	02.04.2026
	ITR – 1st Quarter/2026	04.20.2026 to 05.06.2026	05.05.2026
	ITR – 2nd Quarter/2026	07.20.2026 to 08.05.2026	08.04.2026
	ITR – 3rd Quarter/2026	10.19.2026 to 11.04.2026	11.03.2026

BANCO ITAÚ CHILE	Monthly Information[2,3] – December/2025	12.29.2025 to 01.13.2026	01.13.2026
	Monthly Information[2,3] – January/2026 and Management Commentary (unaudited) and ITR[1] – Full year 2025 and Monthly Information[2,3] – February/2026	01.20.2026 to 03.11.2026	02.11.2026 02.16.2026 02.27.2026 03.11.2026
	Monthly Information[2,3] – March/2026	03.29.2026 to 04.13.2026	04.13.2026
	ITR[1] – 1st Quarter/2026 and Monthly Information[2,3] – April/2026	04.15.2026 to 05.13.2026	04.30.2026 05.13.2026
	Monthly Information[2,3] – May/2026	05.26.2026 to 06.10.2026	06.10.2026
	Monthly Information[2,3] – June/2026	06.25.2026 to 07.10.2026	07.10.2026
	ITR[1] – 2nd Quarter/2026 and Monthly Information[2,3] – July/2026	07.16.2026 to 08.12.2026	07.31.2026 08.12.2026
	Monthly Information[2,3] – August/2026	08.26.2026 to 09.10.2026	09.10.2026
	Monthly Information[2,3] – September/2026	09.28.2026 to 10.13.2026	10.13.2026
	ITR[1] – 3rd Quarter/2026 and Monthly Information2,3 – October/2026	10.15.2026 to 11.11.2026	10.30.2026 11.11.2026
	Monthly Information[2,3] – November/2026	11.26.2026 to 12.11.2026	12.11.2026
INVESTIMENTOS BEMGE and DIBENS LEASING	Financial Statements/DFP December 31, 2025	01.20.2026 to 02.07.2026	02.06.2026
	ITR – 1st Quarter/2026	04.20.2026 to 05.09.2026	05.08.2026
	ITR – 2nd Quarter/2026	07.20.2026 to 08.08.2026	08.07.2026
	ITR – 3rd Quarter/2026	10.19.2026 to 11.07.2026	11.06.2026

(1) In Chile, Quarterly Information (ITR) is denominated as "Estados de Situación Intermedios".

(2) Monthly Consolidated Financial Position and Income Statements published on Banco Itaú Chile and the Chilean Commission for the Financial Market websites.

(3) Montly Results release is on the 7th business day after closing.

January/2026

ATTACHMENT B POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES (GLOBAL) DECLARATION I, .................................... (name and qualification, including CPF or CNPJ registry number, as the case may be) in the capacity of ...................... of ITAÚ UNIBANCO HOLDING S.A., hereby DECLARE, in compliance with the requirements of Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), that I have (bought/ sold shares/subscription warrants/stock purchase options/share subscription rights) issued by ITAÚ UNIBANCO HOLDING S.A., having ...................(reached, increased or decreased/ eliminated) ……..by …% my ……. (direct or indirect) investment, corresponding to .............. (shares/ subscription warrants/stock purchase options/ share subscription rights) representing the capital stock of ITAÚ UNIBANCO HOLDING S.A., as described below: I - Objective of my investment and the desired number: ...................................................................................................................................................... ...................................................................................................................................................... [ ] - I hereby declare that the acquisition made by me is not aimed at modifying the Company’s stockholding composition or its management structure. (Check, as the case may be). II - Number of shares, subscription warrants, subscription rights and stock purchase options, by type and class, already held, directly or indirectly, by me or other person related to me: ......................................................................................................................................................... .......................................................................................................................................................... III - Indicate any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company: .......................................................................................................................................................... .......................................................................................................................................................... I hereby undertake to immediately report to the office responsible for corporate affairs any changes in the positions hereby reported that represent an increase or a decrease by 5% in the type or class of shares representing the Company’s capital stock. ............................., ................. …...., .........

ATTACHMENT C POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES (GLOBAL) TERM OF ADHERENCE FOR CONTROLLING STOCKHOLDERS, MANAGEMENT MEMBERS AND MEMBERS OF STATUTORY BODIES ..............................................[name and CPF (Individual Taxpayer’s Registry)]., the undersigned, in the capacity of a person subject to compliance with CVM Resolution No. 44/21, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies BANCO ITAÚ CHILE, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, having herein received a copy of such policies. The undersigned hereby declares that they have cognizance of the terms of said policies and of CVM Resolution No. 44/21 and undertake to fully comply with them. The undersigned further declares that: (i) They are aware that the dates provided for in Attachment A to the Securities Trading Policies will be set annually and that any infractions arising from the violation of said policies will result in the application of the following measures: (i) a warning sanction for the first two infractions (constituting recidivism upon the second infraction) and (ii) depending on the gravity of the infraction, a sanction to be resolved upon by the Company’s Board of Directors; (ii) They are aware that any sanctions arising from a violation of said Policies for the Disclosure of Material Acts or Facts and Trading Securities will be resolved upon by the Investor Relations Officer with the assistance of the Disclosure and Trading Committee. That they will report to the Company should there be any changes in the information on their spouse or partner of whom they are not judicially or extrajudicially separated and on any other dependent included in the Income Tax Annual Adjustment Statement within a period of up to fifteen (15) days after the date of the change. ............................, ................. …...., ........

ATTACHMENT D POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES (GLOBAL) TERM OF ADHERENCE FOR EMPLOYEES I, the undersigned, in the capacity of a person subject to compliance with CVM Resolution No. 44/21, hereby adhere to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS and TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling stockholder ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies BANCO ITAU CHILE, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, having herein received a copy of such policies. I hereby declare that I have cognizance of the terms of said policies and of CVM Resolution No. 44/21 and undertake to fully comply with them. I further declare that I am aware that the dates provided for in Attachment A to the Securities Trading Policies will be set annually. ............................, ................. …...., .......